SUPER VISION INTERNATIONAL, INC.

March 13, 2007

Ms. Jennifer R. Hardy

Branch Chief

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc: Matt Franker, Staff Attorney

Re:	Super Vision International, Inc.
Registration Statement on Form S-3
Filed January 29, 2007
File Number 333-140286

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by Super Vision International, Inc. (the “Company”) by letter dated February 27, 2007 relating to the Company’s Registration Statement on Form S-3 filed on January 29, 2007.

An item-by-item response to the Staff’s comments is provided below. For the Staff’s convenience, we have recited each comment in bold and provided the response to each comment immediately thereafter.

General

1. Please update your filing to incorporate audited financial statement for the year ended December 31, 2006.

Coincident with the filing of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, the Company will file an amendment to the Registration Statement incorporating by reference the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, including audited financial statements for the year ended December 31, 2006.

2. We note that under Article 1.1 of the Common Stock and Warrant Purchase Agreement, the purchase price will be paid into escrow pursuant to the terms of an escrow agreement between the Company and RBC Centura Bank. Please file the escrow agreement, along with any other agreements, exhibits, or schedules materially affecting the investors’ purchase of your securities.

The Escrow Agreement between the Company and RBC Centura Bank has been filed as Exhibit 10.4 to the Registration Statement. Please note that there was a simultaneous

U.S. Securities and Exchange Commission

March 13, 2007

funding and closing of the transaction contemplated by the Common Stock and Warrant Purchase Agreement, and essentially all of the investor’s funds were placed in escrow simultaneously with the closing. The Company respectfully submits that all of the agreements, exhibits, or schedules materially affecting the investors’ purchase of securities pursuant to the Common Stock and Warrant Purchase Agreement have been filed as Exhibits to the Registration Statement.

3. We note language in your Form 8-K filed December 7, 2006, that you had “entered into purchase agreements” and that the opinion of counsel assumes the receipt of appropriate consideration by the Company. Please revise your prospectus to clearly state whether the private placement transaction had closed prior to the time you filed this registration statement and whether or not all shares were sold. We may have additional comments upon review of your response.

The discussion under the caption “Recent Developments” in the Prospectus Summary on page 1 of the Registration Statement has been revised to disclose that “the private placement closed on December 7, 2006, prior to the time we filed the registration statement of which this prospectus is a part with the Securities and Exchange Commission, and all of the units offered in the private placement were sold on that date.”

Table of Contents, page i

4. We note your statement that “investors may rely only on the information contained in this prospectus.” Please revise this statement to clarify that investors are entitled to rely on information incorporated by reference into your registration statement, as well as the information contained in your other public filings.

The text immediately preceding the Table of Contents on page i of the Registration Statement has been revised to clarify that investors are entitled to rely on information incorporated by reference into the Registration Statement, as well as the information contained in our other public filings.

Cautionary Note Regarding Forward-Looking Statements, page 9

5. Please delete “will” from the list of words indicative of forward-looking statements.

The Cautionary Note Regarding Forward-Looking Statements on page 9 of the Registration Statement, has been revised to delete “will” from the list of words indicative of forward-looking statements.

6. We note your discussion of the applicability of penny stock regulations in your risk factor disclosure immediately preceding this section. Please note that Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 specifically exclude an issuer of penny stock from the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Accordingly, you should revise your

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March 13, 2007

disclosure under this heading to delete all reference to the PSLRA and the safe harbor provisions of the Securities Act and the Exchange Act.

Please note that the risk factor titled “Penny Stock Regulation May Impose Certain Restrictions on Marketability of Our Securities” has been deleted. The Company’s equity securities are excluded from the definition of “penny stock” pursuant to Rule 3a51-1 of the Exchange Act. The Company’s Class A common stock is traded on The NASDAQ Capital Market and the Company has had average revenues in excess of $6,000,000 for the last three years. Accordingly, we have not revised the disclosure under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Use of Proceeds, page 10

7. Please briefly expand your disclosure to discuss the cashless exercise feature of the warrants containing such provisions. Please also identify the exercise price of the warrants containing this feature.

The first paragraph under the heading Use of Proceeds on page 10 of the Registration Statement has been revised to briefly discuss the cashless exercise feature of the warrants containing this feature and to identify the exercise price of the warrants containing this feature.

Selling Stockholders, page 11

8. We note that the sum of the shares listed in the “Number of Shares being Offered” column greatly exceeds the number being registered for resale. Please revise the selling stockholders table to provide the actual number of shares that may be resold be each selling stockholder pursuant to the registration statement. Make similar revisions to the number of shares underlying warrants in notes 1-40.

The “Number of Shares being Offered” column in the selling stockholder table has been revised to provide the actual number of shares that may be resold be each selling stockholder pursuant to the Registration Statement. Similar revisions have been made to notes 1-40 to clarify the actual number of shares and shares underlying warrants that may be resold be each selling stockholder pursuant to the Registration Statement, and shares that are deemed beneficially owned by each selling stockholder.

Undertakings, page II-3

9. Please revise your undertakings disclosure to delete the undertaking relating to offerings conducted in reliance upon Rule 430C and to include the undertaking contained in Item 512(b) of Regulation S-K, which applies to filings incorporating subsequent Exchange Act documents by reference.

The undertakings disclosure on page II-3 has been revised to delete the undertaking relating to offerings conducted in reliance upon Rule 430C and to include the undertaking contained in Item 512(b) of Regulation S-K.

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March 13, 2007

Exhibits, Exhibit 5.1, Opinion of Akerman Senterfitt

10. Please submit a revised opinion of counsel that deletes the sentence “[w]e have not made any independent investigation,” or is revised to clarify that it is referring to factual representations made by officers of the Company.

The opinion of counsel has been revised to clarify that “[w]e have not made any independent investigation of factual representations made by officers of the Company.”

11. Since this is a resale transaction involving shares that have already been issued, the opinion of counsel should not contain an assumption regarding the receipt of appropriate consideration for the common shares, as this implies that the shares have not been issued and affects counsel’s conclusion that the shares have been fully paid.

The opinion of counsel has been revised to delete the assumption regarding the receipt of appropriate consideration for the common shares.

12. Please confirm that the reference in the fifth paragraph of the opinion to the Delaware General Corporation Law includes all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and applicable provisions of the Delaware Constitution.

This letter shall confirm that the reference in the fifth paragraph of the opinion of counsel to the Delaware General Corporation Law includes all statutes, including the rules and regulations underlying those provisions, applicable judicial and regulatory determinations, and applicable provisions of the Delaware Constitution.

If the Staff has any additional questions or comments, please do not hesitate to call me at (407) 857-9900 or fax me at (407) 857-0050.

Very truly yours,

/s/ Michael A. Bauer
Michael A. Bauer, President and Chief Executive Officer